UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41645

ICZOOM GROUP INC.

(Registrant’s Name)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

There was extraordinary general meeting (the “EGM”) of ICZOOM Group Inc. (the “Company”) held on August 14 at 10:00 a.m. (Local Time) at No. 4489, Hangtang Highway, Fengcheng Town, Fengxian District, Shanghai, China. At the close of business on July 24, 2026, the record date for the determination of shareholders entitled to vote, there were 8,188,610 Class A Ordinary Shares outstanding, with each share entitled to one vote, and 3,829,500 Class B Ordinary Shares outstanding, each share being entitled to 10 votes. Holders of 109,020.01 Class A Ordinary Shares and 3,829,500 Class B Ordinary Shares of the Company on July 24, 2026 were present in person or by proxy at the EGM and constituted a quorum.

At the EGM, the shareholders of the Company voted and approved each of the following resolutions, pursuant to the accompanying voting results, with the complete proposals as were set forth in the Notice of the EGM that was filed with the Securities and Exchange Commission on July 27, 2026:

Proposal 1: pursuant to Article 19.1 of the Articles of Association of the Company, the consolidation of each of the issued and unissued class A ordinary shares (“Class A Shares”) of a par value of US$0.16 each and class B ordinary shares (“Class B Shares”) of a par value of US$0.16 each at a ratio one (1) — for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing (A) authorised but unissued Class A Shares of a par value of US$0.16 each and (B) authorised and issued Class A Shares of a par value of US$0.16 each be consolidated into 1 Class A Share of a par value of US$0.80 each, and (ii) every 5 existing (X) authorized but unissued Class B Shares of a par value of US$0.16 each and (Y) authorised and issued Class B Shares of a par value of US$0.16 each be consolidated into 1 Class B Share of a par value of US$0.80 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$5,600,000 divided into 35,000,000 shares of a par value of US$0.16 each, comprising (a) 30,000,000 class A ordinary shares of a par value of US$0.16 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.16 each will become the authorised share capital of US$5,600,000 divided into 7,000,000 shares of a par value of US$0.80 each, comprising (a) 6,000,000 class A ordinary shares of a par value of US$0.80 each and (b) 1,000,000 class B ordinary shares of a par value of US$0.80 each, with the following vote:

78,421.80 Class A Shares (71.933%) voting FOR, 30,124.63 Class A Shares (27.632%) voting AGAINST, and 473.58 Class A Shares (0.434%) ABSTAINING, and

3,829,500 Class B Shares (100%).voting FOR, 0 Class B Shares (0%) voting AGAINST, and 0 Class B Shares (0%) ABSTAINING.

Proposal 2: pursuant to the Article 19.1 of the Articles of Association of the Company, the consolidation of (i) each of the issued and unissued Class A ordinary shares with a par value of US$0.80 each (the “Consolidated Class A Shares”); and (ii) each of the issued and unissued Class B ordinary shares with a par value of US$0.80 each (the “Consolidated Class B Shares”) each at a ratio of not less than one (1)-for two-(2) and not more than one (1)-for- ten (10) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting (the “Further Consolidation”);

the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Consolidated Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company, with the following vote:

79,963.35 Class A Shares (73.347%) voting FOR, 28,489.01 Class A Shares (26.132%) voting AGAINST, and 567.65 Class A Shares (0.521%) ABSTAINING, and

1,969,500 Class B Shares (51.430%).voting FOR, 1,860,000 Class B Shares (48.570%) voting AGAINST, and 0 Class B Shares (0%) ABSTAINING.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: August 14, 2026	By:	/s/ Lei Xia
	Name:	Lei Xia
	Title:	Chief Executive Officer

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